UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

EXPLANATORY NOTE

This Amendment to our report on Form 6-K, which was originally furnished to the U.S. Securities and Exchange Commission on March 8, 2022 (the “Original Form 6-K”), is being furnished for the purpose of amending and restating the Original Form 6-K in its entirety, in order to clarify the reason for the change of our independent auditor.

SENDAS DISTRIBUIDORA S.A.

Public-Held Company

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

NOTICE TO MARKET

Sendas Distribuidora S.A (“Company”), pursuant the provisions of CVM Resolution No. 23, of February 25th, 2021 (“Resolution 23”), hereby informs its shareholders and the market in general the change of independent auditors, as provided for in said regulation. The Company engaged, as approved by the Board of Directors, Deloitte Touche Tohmatsu (“Deloitte”) to replace the current company responsible for the Company’s independent audit, Ernst & Young Auditores Independentes S.S. (“EY”).

Deloitte will provide audit services as of the review of the Quarterly Reports related to the 1st quarter of 2022.

The Company clarifies that the replaced auditors consented to the change, which was motivated by the synergies of the independent audit work among the group’s companies.

São Paulo, May 2nd, 2022.

SENDAS DISTRIBUIDORA S.A.

Gabrielle Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.